Exhibit 14

                               ESCROW AGREEMENT

         This Escrow Agreement is entered into as of October 27, 2004, by and among BCI Ventures, Inc., a British Columbia corporation, Trian Equities Ltd., a British Columbia corporation, West Steag Partners GmbH, a German limited liability company, Lake Street Capital Fund I, L.P., a Delaware limited partnership (collectively, the "Supporting Parties"), Mattson Technology, Inc., a Delaware corporation ("Mattson"), and U.S. Bank, National Association, a national banking association, as escrow agent (the "Escrow Agent"). Mattson, the Supporting Parties and the Escrow Agent are referred to individually herein as a "Party" and are referred to collectively herein as the "Parties".

         WHEREAS, Mattson and the Supporting Parties are parties to a Support Agreement dated as of June 28, 2004 (the "Support Agreement"), in connection with the transactions contemplated by the Arrangement Agreement, dated as of the same date, between Mattson and Vortek Industries Ltd.; and

         WHEREAS, the Support Agreement provides that an escrow account will be established to secure the indemnification obligations of the Supporting Parties pursuant to the terms of the Support Agreement; and

         WHEREAS, the Parties desire to establish the terms and conditions pursuant to which such escrow account will be established and maintained.

         NOW, THEREFORE, the Parties hereby agree as follows:

         1. Appointment. Mattson and each of the Supporting Parties hereby appoint the Escrow Agent as the escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.

         2. Designation of Supporting Parties Agent. Each of the Supporting Parties hereby appoints Trian Equities Ltd. to act as the Supporting Parties Agent for the purpose of this Agreement. Mattson and the Escrow Agent shall be entitled to rely upon any communication or writing given or executed by the Supporting Parties Agent. All communications or writings to be sent to the Supporting Parties by Mattson or the Escrow Agent pursuant to this Agreement shall be addressed to the Supporting Parties Agent and the other Supporting Parties. Notwithstanding the foregoing, all notices, instructions and other writings and communications relating to a Section 5.2 Claim (as defined in Section 4 below) may be addressed only to the individual Supporting Party to which such Section 5.2 Claim relates and Mattson and the Escrow Agent may not rely on writings or communications by the Supporting Parties Agent with respect to such Section 5.2 Claim (unless, and only to the extent, such Section 5.2 Claim applies to the Supporting Parties Agent in its capacity as a Supporting Party).

         3. Establishment of Escrow Account and Interests Therein.

         (a) In accordance with the terms of the Arrangement Agreement and the Support Agreement, concurrently with the execution of this Agreement, Mattson is depositing with its transfer agent irrevocable instructions to deliver to the Escrow Agent a share certificate representing 290,561 shares of common stock, $0.001 par value, of Mattson (the "Escrow Shares") to be held by the Escrow Agent in a separate account to be established pursuant to this Agreement (the "Escrow Account"). The Escrow Agent will accept delivery of the Escrow Shares for deposit into the Escrow Account. The certificate (and any replacement certificates to be held in the Escrow Account) representing the Escrow Shares shall be registered in the name of U.S. Bank, National Association and shall bear a restrictive legend providing that the shares represented by such certificate(s) are subject to, and may not be offered, sold, exchanged, transferred or otherwise disposed of except pursuant to the terms of this Agreement. The Escrow Agent shall hold and safeguard the Escrow Shares (and, together with all property at any time received or otherwise distributed on, in respect of or in exchange for any of the Escrow Shares, including, without limitation, all securities hereafter issued in substitution for any of the Escrow Shares, all certificates and instruments representing or evidencing such securities, all cash and non-cash proceeds of all of the foregoing property (including stock dividends) and all rights, titles, interest, privileges and preferences appertaining or incident to the foregoing property, the "Escrow Fund") and shall disburse the Escrow Fund only in accordance with the terms of this Agreement. The Escrow Fund shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party.

         (b) The Escrow Agent will maintain a separate spreadsheet accounting for the interest of each Supporting Party in the Escrow Fund (the "Supporting Parties' Interests"), it being agreed that the Escrow Agent shall not be required to open separate trust accounts for each Supporting Party. The initial amounts of the Supporting Party's Interests are set forth on Schedule I hereto and are based on each Supporting Party's proportionate interest in the Escrow Fund (the "Applicable Percentage"). Promptly, and in any event within 30 days following any distribution of any portion of the Escrow Fund pursuant to Section 4 of this Agreement, the Escrow Agent will provide the Supporting Parties Agent with a copy of the spreadsheet accounting showing the remaining balance of each Supporting Party's Interest.

         4. Administration of Escrow Account. The Escrow Agent shall administer the Escrow Account as follows:

         (a) In the event Mattson delivers a Claim Notice (as defined in the Support Agreement), it shall specify in such Claim Notice whether such claim for indemnification (a "Claim") is pursuant to Section 5.1 of the Support Agreement (a "Section 5.1 Claim") or pursuant to Section 5.2 of the Support Agreement (a "Section 5.2 Claim"). Concurrently with its delivery of such Claim Notice, Mattson shall deliver copies of such Claim Notice to the Escrow Agent and (x) to the Supporting Parties Agent and to the other Supporting Parties if the Claim Notice relates to a Section 5.1 Claim and (y) to the relevant Supporting Party if the Claim Notice relates to a Section 5.2 Claim. Under no circumstances may Mattson deliver a Claim Notice after the Release Date (as defined in Section 5 below).

         (b) The following provisions shall apply with respect to a Claim Notice relating to a Section 5.1 Claim:

                  (i) Within 60 calendar days after a Claim Notice relating to a Section 5.1 Claim is received by the Supporting Parties Agent and the other Supporting Parties, the Supporting Parties Agent shall provide to Mattson, with a copy to the Escrow Agent, a written response (the "5.1 Response") which notice shall either: (x) state that an amount of the Escrow Fund equal in value to the full Section 5.1 Claim may be released from the Escrow Account to Mattson, (y) state that an amount of the Escrow Fund equal in value to part, but not all, of the Section 5.1 Claim (the "5.1 Agreed Amount") may be released from the Escrow Account to Mattson, in which case the 5.1 Response shall state the rationale for contesting part of the Section 5.1 Claim, or (z) state that no portion of the Escrow Fund may be released from the Escrow Account to Mattson, and the 5.1 Response shall state the rationale for contesting the entire Section 5.1 Claim.

                  (ii) If the 5.1 Response states that all or a portion of the Escrow Fund in an amount equal to the full amount of the Section 5.1 Claim may be released from the Escrow Account to Mattson or the Supporting Parties Agent does not deliver a 5.1 Response within such 60 calendar days of receipt by the Supporting Parties Agent and the other Supporting Parties of the Claim Notice asserting the Section 5.1 Claim, the Escrow Agent shall, following the earlier of (x) the Escrow Agent's receipt of the 5.1 Response, or (y) the expiration of the 60 calendar day period without a 5.1 Response, disburse to Mattson an amount of the Escrow Fund equal to the Section 5.1 Claim (or such lesser amount of the Escrow Fund as is then held in the Escrow Account) in accordance with the provisions of Section 4(e).

                  (iii) If the 5.1 Response states that all or a portion of the Escrow Fund in an amount equal to part, but not all, of the Section 5.1 Claim may be released from the Escrow Account to Mattson, the Escrow Agent shall disburse to Mattson an amount of the Escrow Fund equal to the 5.1 Agreed Amount (or such lesser amount of the Escrow Fund as is then held in the Escrow Account) in accordance with the provisions of Section 4(e).

                  (iv) If the 5.1 Response contests the full amount of the
Section 5.1 Claim (the "5.1 Contested Amount"), then the Escrow Agent shall continue to hold in the Escrow Account an amount of the Escrow Fund sufficient to cover the 5.1 Contested Amount (up to the amount of the Escrow Fund then available in the Escrow Account) until the Escrow Agent receives either (x) a settlement agreement or written instruction executed by Mattson and the Supporting Parties Agent setting forth instructions to the Escrow Agent as to the release to Mattson of all or a portion of the Escrow Fund, if any, with respect to the 5.1 Contested Amount or (y) a certified copy of a final, non-appealable order of a court of competent jurisdiction ordering the Escrow Agent to release to Mattson all or a portion of the Escrow Fund, if any, with respect to the 5.1 Contested Amount. The Escrow Agent shall disburse any such amount of the Escrow Fund to Mattson following the Escrow Agent's receipt of the document described in clause (x) or (y) of the immediately preceding sentence in accordance with the provisions of Section 4(e).

                  (v) Any disbursement of all or any portion of the Escrow Fund pursuant to this Section 4(b) shall be allocated among each Supporting Party's Interest in the Escrow Fund pro rata based on such Supporting Party's Applicable Percentage (as defined above).

         (c) The following provisions shall apply with respect to a Claim Notice relating to a Section 5.2 Claim:

                  (i) Within 60 calendar days after a Claim Notice relating to a Section 5.2 Claim is received by a Supporting Party, the Supporting Party shall provide to Mattson, with a copy to the Escrow Agent, a written response (the "5.2 Response") which notice shall either: (x) state that an amount of the Escrow Fund equal in value to the full Section 5.2 Claim may be released from the Supporting Party's Interest in the Escrow Fund to Mattson, (y) state that an amount of the Escrow Fund equal in value to part, but not all, of the
Section 5.2 Claim (the "5.2 Agreed Amount") may be released from the Supporting Party's Interest in the Escrow Fund to Mattson, and the 5.2 Response shall state the rationale for contesting part of the Section 5.2 Claim, or (z) state that no portion of the Escrow Fund may be released from the Supporting Party's Interest in the Escrow Fund to Mattson and the 5.2 Response shall state the rationale for contesting the entire Section 5.2 Claim.

                  (ii) If the 5.2 Response states that all or a portion of the Escrow Fund in an amount equal to the full amount of the Section 5.2 Claim may be released from the Supporting Party's Interest in the Escrow Fund to Mattson or the Supporting Party does not deliver a 5.2 Response within such 60 calendar days of receipt by the Supporting Party of the Claim Notice asserting the Section 5.2 Claim, the Escrow Agent shall, following the earlier of (x) Escrow Agent's receipt of the 5.2 Response, or (y) the expiration of the 60 calendar day period without a 5.2 Response, disburse to Mattson an amount of the Escrow Fund equal to the Section 5.2 Claim (or such lesser amount of the Escrow Fund as is then equal to the Supporting Party's Interest in the Escrow
Fund) in accordance with the provisions of Section 4(e).

                  (iii) If the 5.2 Response states that all or a portion of the Escrow Fund in an amount equal to part, but not all, of the Section 5.2 Claim may be released from the Supporting Party's Interest in the Escrow Fund to Mattson, the Escrow Agent shall disburse to Mattson an amount of the Escrow Fund equal to the 5.2 Agreed Amount (or such lesser amount of the Escrow Fund as is then equal to the Supporting Party's Interest in the Escrow Fund) in accordance with the provisions of Section 4(e).

                  (iv) If the 5.2 Response contests the full amount of the
Section 5.2 Claim (the "5.2 Contested Amount"), then the Escrow Agent shall continue to hold in the Supporting Party's Interest in the Escrow Fund an amount of the Escrow Fund sufficient to cover the 5.2 Contested Amount (up to the amount of the Escrow Fund then equal to the Supporting Party's Interest in the Escrow Fund) until the Escrow Agent receives either (x) a settlement agreement or written instruction executed by Mattson and the Supporting Party setting forth instructions to the Escrow Agent as to the release to Mattson of all or a portion of the Supporting Party's Interest in the Escrow Fund, if any, with respect to the 5.2 Contested Amount or (y) a certified copy of a final, non-appealable order of a court of competent jurisdiction ordering the Escrow Agent to release to Mattson all or a portion of the Supporting Party's Interest in the Escrow Fund, if any, with respect to the 5.2 Contested Amount. The Escrow Agent shall disburse any such amount of the Escrow Fund from the Supporting Party's Interest in the Escrow Fund to Mattson, following the Escrow Agent's receipt of the document described in clause (x) or (y) of the immediately preceding sentence, in accordance with the provisions of Section 4(e).

                  (v) Any disbursement of all or any portion of the Escrow Fund pursuant to this Section 4(c) shall reduce the amount of the Escrow Fund representing the relevant Supporting Party's Interest in the Escrow Fund and shall not affect any other Supporting Party's Interest in the Escrow Fund.

         (d) At any time during the term of this Agreement, the Escrow Agent shall disburse some or all of the Escrow Fund as directed by a written instruction signed by Mattson and all of the Supporting Parties.

         (e) For purposes of determining the number of the Escrow Shares to be delivered to Mattson in satisfaction or partial satisfaction of any Claim in accordance with this Agreement, such number of the Escrow Shares shall be determined by dividing the dollar amount of such claim (in U.S. dollars) by the average closing price of a share of Mattson common stock on the Nasdaq National Market during the thirty (30) trading days preceding the date on which the amount to be distributed becomes fixed pursuant to Section 4 hereof (the Determination Date"). Following the Determination Date, Mattson shall provide notice (the "Calculation Notice") of the calculation of (x) the Mattson common stock price determined in accordance with the preceding sentence and (y) the number of Escrow Shares to be released by the Escrow Agent, to the Supporting Parties Agent, the other Supporting Parties and the Escrow Agent in the case of a Section 5.1 Claim, or to the Supporting Party identified in the Claim Notice and the Escrow Agent in the case of a Section
5.2 Claim, and the failure by either the Supporting Parties Agent (in the case of a Section 5.1 Claim) or the relevant Supporting Party (in the case of a
Section 5.2 Claim) to object in writing to such calculation to Mattson and to the Escrow Agent within 2 business days after receipt of the Calculation Notice shall be deemed acceptance of the calculation. If the Escrow Agent does not receive such written objection within such 2 business day period, the Escrow Agent shall within 2 business days disburse the Escrow Shares from the Escrow Fund. In the event the Escrow Agent receives such written objection within such 2 business day period, the Escrow Agent shall disburse the Escrow Shares within 2 business days after such dispute is resolved in accordance with this Agreement.

         (f) For so long as the Escrow Shares are held by the Escrow Agent, the Escrow Agent shall (x) within 2 business days after receipt thereof forward to the Supporting Parties Agent all proxy solicitation materials, annual reports and other information distributed by Mattson to its shareholders, (y) vote or cause to be voted the Escrow Shares at any meeting of Mattson shareholders in the manner set forth in a written instruction delivered by the Supporting Parties Agent, provided such written instruction is unambiguous and is received by the Escrow Agent at least five (5) business days prior to the date of such shareholder meeting, and (z) within 2 business days after receipt thereof, distribute to the Supporting Parties, pro rata in accordance with their respective Applicable Percentages, any cash dividends or distributions paid by Mattson with respect to the Escrow Shares.

         5. Release of the Escrow Fund. On the next business day following the 12 month anniversary of the date of this Agreement (the "Release Date"), the Escrow Agent shall distribute all Escrow Funds held in the Escrow Account on such date to each of the Supporting Parties, based on the balances of each Supporting Party's Interest in the Escrow Fund. Notwithstanding the foregoing, if Mattson has previously given any Claim Notices that have not then been resolved in accordance with Section 4, the Escrow Agent shall retain in the Escrow Account an amount of the Escrow Fund or a Supporting Party's Interest in the Escrow Fund, as the case may be, equal to the aggregate Claims covered by all such Claim Notices that have not then been resolved. Any portion of the Escrow Fund a Supporting Party's Interest in the Escrow Fund, as the case may be, retained in the Escrow Account shall be disbursed in accordance with the terms of the resolution of such Claims and in the manner set forth in Section 4, with any balance to be distributed promptly thereafter in accordance with this Section 5.

         6. Fees and Expenses of the Escrow Agent. Mattson, on the one hand, and the Supporting Parties, on the other hand, hereby agree that Mattson shall pay to the Escrow Agent all of the Escrow Agent's fees and expenses in accepting and performing its appointment as escrow agent hereunder in accordance with the Fee Schedule attached hereto as Attachment A and made a part hereof.

         7. Limitation of Escrow Agent's Liability.

         (a) The Escrow Agent shall be obligated only for the performance of such duties as are expressly and specifically set forth in this Agreement on its part to be performed, and no implied duties or obligations of any kind shall be read into this Agreement against or on the part of the Escrow Agent. The Escrow Agent shall not be liable to anyone for any action taken, suffered or omitted to be taken by it hereunder in good faith except in the case of the Escrow Agent's negligence or willful misconduct (each as finally determined by a court of competent jurisdiction). The Escrow Agent shall incur no liability with respect to any action taken, suffered or omitted to be taken by it in reliance upon any notice, direction, instruction (including, without limitation, wire transfer instructions, whether incorporated herein or in a separate written instruction), consent, statement or other documents believed by it in good faith to be genuine and duly authorized, nor for other action or inaction except its own willful misconduct or negligence (each as finally determined by a court of competent jurisdiction). The Escrow Agent shall not be responsible for the validity or sufficiency of this Agreement or for any of the agreements referred to or described herein (including, without limitation, the Support Agreement and the Arrangement Agreement), or for determining or compelling compliance therewith, and shall not otherwise be bound thereby. The Escrow may consult with and obtain advice from counsel (who may be counsel to a party hereto or an employee of the Escrow Agent) and shall be fully protected in taking, suffering or omitting to take any action in reliance on said advice. In the event the Escrow Agent believes in good faith that any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Escrow Agent hereunder, Escrow Agent, may refrain from taking any action, and shall be fully protected and shall not be liable in any way to Mattson, the Supporting Parties Agent or any Supporting Party or other person or entity for refraining from taking such action, unless the Escrow Agent receives written instructions signed by Mattson and the Supporting Parties Agent with respect to a Section 5.1 Claim, or by Mattson and the Supporting Party identified in the Claim Notice with respect to a Section 5.2 Claim, which eliminates such ambiguity or uncertainty to the satisfaction of Escrow Agent.

         (b) Mattson and the Supporting Parties hereby, jointly and severally, agree to indemnify the Escrow Agent (and its officers, directors and employees) for, and hold it (and its officers, directors and employees) harmless against, any loss, cost, expense (including, without limitation, reasonable attorney's fees and expenses), damage, liability, penalty, judgment, settlement, proceeding or claim ("Losses") incurred in good faith without negligence or willful misconduct on the part of the Escrow Agent (each as finally determined by a court of competent jurisdiction), arising out of or in any way connected with its execution and delivery of this Escrow Agreements and the administration and carrying out of its duties hereunder including, without limitation, outside counsel fees. Mattson, on the one hand, and the Supporting Parties, on the other hand, as among themselves, shall each be liable for one-half of such Losses; provided, however, that if a court of competent jurisdiction determines that any such Losses are due to the bad faith or willful misconduct of Mattson, on the one hand, or the Supporting Parties, on the other hand, then all of such Losses shall be borne by Mattson or the Supporting Parties, respectively. In no event shall the Escrow Agent be liable for indirect, punitive, incidental, special or consequential damages or loss (including, but not limited to, lost profits) whatsoever to any person or entity, even if the Escrow Agent has been informed of the likelihood of such loss or damage and regardless of the form of action.

         (c) If any dispute between or conflicting claims by or among Mattson, Supporting Parties Agent and/or any Supporting Party or other person or entity with respect to this Escrow Agreement, the Escrow Fund or the Escrow Account arises, the Escrow Agent may, in its sole discretion, at its option (A) initiate an action in interpleader or another appropriate action, suit or proceeding in a court of competent jurisdiction seeking to resolve such dispute or claims and/or (B) refrain from complying with any claim, notice, instruction, direction, request or other communication, paper or document, so long as such dispute or conflict shall continue, and (in either case) shall be fully protected and shall not be liable in any way to Mattson, Supporting Parties Agent or any Supporting Party or other person or entity for failure or refusal to comply with such conflicting claims, notices, instructions, directions, requests, communications, papers or documents until the Escrow Agent is satisfied, in good faith, that such conflicting claims, notices, instructions, directions, requests, communications, papers or documents have been definitively determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction or settled by agreement between the conflicting parties as evidenced in a writing reasonably satisfactory to the Escrow Agent.

         8. Termination. The Agreement shall terminate upon the release and distribution by the Escrow Agent of the total amount of the Escrow Fund from the Escrow Account; provided, however, that the provisions of Sections 6 and 7 shall survive such termination or any removal or resignation of the Escrow Agent.

         9. Notices. All notices, instructions and other communications given hereunder or in connection herewith shall be in writing. Any such notice, instruction or communication shall be sent either (i) United States First Class mail, postage prepaid, or (ii) via a reputable nationwide overnight courier service, in each case to the address set forth below. Any such notice, instruction or communication shall be deemed to have been delivered four business days after it is sent by United States First class mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable nationwide overnight courier service.


If to Mattson:
     Mattson Technology, Inc.
     47131 Bayside Drive
     Fremont, CA 94538

If to the Supporting Parties or the Supporting Parties Agent:
To the address listed on the signature page hereto.

If to the Escrow Agent:
     U.S. Bank, National Association
     One California Street, Suite 2550
     San Francisco, CA 94111
     ATTN: Michael P. Susnow, Vice President
     (415) 273-4563 Telephone
     (415) 273.4591 Facsimile

         Any Party may give any notice, instruction or communication in connection with this Agreement using any other means (including personal delivery, telecopy or ordinary mail), but no such notice, instruction or communication shall be deemed to have been delivered unless and until it is actually received by the Party to whom it was sent. Any Party may change the address to which notices, instructions or communications are to be delivered by giving the other Parties to this Agreement notice thereof in the manner set forth in this Section 10.

         10. Successor Escrow Agent. In the event the Escrow Agent becomes unavailable or unwilling to continue in its capacity herewith, the Escrow Agent may resign and be discharged from its duties or obligations hereunder by delivering a resignation to the Parties to this Escrow Agreement, not less than 60 days prior to the date when such resignation shall take effect. Mattson may appoint a successor Escrow Agent with the consent of the Supporting Parties Agent so long as such successor is a bank or trust company organized under the laws of the United Sates of America or any State of the United States having assets of at least $100 million, and may appoint any other successor Escrow Agent with the written consent of the Supporting Parties Agent, which consent shall not be unreasonably withheld, conditioned or delayed. If, within such notice period, Mattson provides to the Escrow Agent written instructions with respect to the appointment of a successor Escrow Agent and directions for the transfer of the Escrow Fund then held by the Escrow Agent to such successor, the Escrow Agent shall act in accordance with such instructions and promptly transfer the Escrow Fund to the designated successor.

         11. Stock Certificates. Whenever under this Agreement the Escrow Agent shall be required to disburse all or any portion of the Escrow Fund, Mattson shall use its commercially reasonable efforts, including by providing instructions to the transfer agent for Mattson common stock, to provide the Escrow Agent, as promptly as practicable, with one or more replacement stock certificates registered in the names, and representing the numbers of shares, required to be so disbursed and, if applicable, retained in the Escrow Fund.

         12. Representations and Warranties. Each of Mattson, the Supporting Parties and the Escrow Agent individually (and only with respect to itself) hereby represents and warrants as of the date hereof that:

         (a) Such party is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to enter into this Agreement and perform its obligations hereunder.

         (b) The execution, delivery and performance by such party of this Agreement and the consummation by such party of the transactions contemplated hereby have been duly authorized by all necessary organizational action of the board of directors or similar governing body of such party, and no other action on the part of such party is necessary for the execution, delivery and performance by such party of this Agreement and the consummation by such party of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such party and is a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors' rights generally and by general equity principles.

         (c) Except for any consent, approval, filing or notice that would not, if not given or made, or any violation, conflict, breach, termination, default or acceleration which does not, materially impair the ability of such party to consummate the transactions contemplated hereby, the execution, delivery and performance by such party of this Agreement and the consummation by such party of the transactions contemplated hereby: (i) will not violate any material provision of law, rule or regulation, order, judgment or decree applicable to such party; (ii) will not require any consent or approval of, or material filing or notice to, any Governmental Authority under any provision of law applicable to such party; (iii) will not violate any provision of the organizational documents of such party, if other than a natural person; and
(iv) will not require any consent or approval under, and will not conflict with, or result in the breach or termination of, or constitute a default under, or result in the acceleration of the performance by such party or any of its affiliates under, any material indenture, mortgage, deed of trust, lease, license, franchise, contract, agreement or other instrument to which such party is a party or by which such party or any of its assets is bound or encumbered.

         13. General.

         (a) Governing Law. Notwithstanding any other provision of the Support Agreement, the internal laws of the State of California (without reference to its principles of conflicts of law) shall govern the construction, interpretation and other matters arising out of or in connection with this Agreement (whether arising in contract, tort, equity or otherwise). With respect to any action or other legal proceeding arising out of or in connection with this Agreement (whether arising in contract, tort, equity or otherwise), the parties irrevocably (i) consent and submit to the non-exclusive jurisdiction of federal and state courts located in Santa Clara County of California, (ii) waive any objection to that choice of forum based on venue or to the effect that the forum is not convenient, and (iii) WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO TRIAL OR ADJUDICATION BY JURY.

         (b) Binding Effect. Subject to, and unless otherwise provided in, this Agreement, each and all of the covenants, terms, provisions, and agreements contained herein shall be binding upon, and inure to the benefit of, the Parties and their respective permitted successors, executors, heirs, representatives, administrators and assigns.

         (c) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

         (d) Entire Agreement. Except for those provisions of the Support Agreement referenced herein, this Agreement constitutes the entire understanding and agreement of the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements or understandings, written or oral, between the Parties with respect to the subject matter hereof.

         (e) Waivers. No waiver by any Party hereto of any condition or of any breach of any provision of this Escrow Agreement shall be effective unless in writing. No waiver by any Party of any such condition or breach, in any one instance, shall be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained herein.

         (f) Amendment. This Agreement may be amended only with the written consent of Mattson, the Supporting Parties and the Escrow Agent.

         (g) Force Majeure. The Escrow Agent shall not be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, terrorist attacks, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

         (h) Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation, (i) consents, waivers and modifications which may hereafter be executed, and (ii) certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, optical disk, micro-card, miniature photographic or other similar process. The Parties hereto agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.


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

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the day and year first above written.


                                       MATTSON TECHNOLOGY, INC.


                                       By: /s/ Robert B. MacKnight
                                          ----------------------------
                                       Name:   Robert B. MacKnight
                                       Title:


                                       BCI VENTURES INC.


                                       By: /s/ Barclay Ishewood
                                          ---------------------------


                                       TRIAN EQUITIES LTD.


                                       By: /s/ R. A. McLean
                                          ----------------------------


                                       WEST STEAG PARTNERS GMBH


                                       By: /s/ Berthold Liertke-Daldrup
                                           /s/ Rolf Thaler


                                       LAKE STREET CAPITAL FUND I, L.P.


                                       By: /s/  Zachary Abrams
                                           ----------------------------


                                       U.S. BANK, NATIONAL ASSOCIATION


                                       By: /s/ Michael P. Susnow
                                           ----------------------------
                                       Name:  Michael P. Susnow
                                       Title: Vice President

                                  Schedule I


                                 Percentage
                               Interest in the
Supporting Party                 Escrow Fund                  Initial Amounts
-------------------------------------------------------------------------------

BCI Ventures Inc.                    24.182%                   70,263 shares

Lake Street Capital Fund I, L.P.      4.547%                   13,211 shares

Trian Equities Ltd.                  35.278%                  102,503 shares

West STEAG Partners GmbH             35.994%                  104,584 shares
-------------------------------------------------------------------------------
                                      100%                    290,561 shares

                                 Attachment A

                Schedule of Fees for Services as Escrow Agent
                For Mattson Technology, Inc. / Canadian Target

Initial Fees

01010        Acceptance Fee                                           $1,000

             The acceptance fee includes the administrative review of documents, initial set-up of the account, and other reasonably required services up to and including the closing. This is a one-time fee, payable at closing.

             U.S. Bank Corporate Trust Services reserves the right to refer any or all escrow documents for legal review before execution. Legal fees (billed on an hourly basis) and expenses for this service will be billed to, and paid by, the customer. If appropriate and upon request by the customer, U.S. Bank Corporate Trust Services will provide advance estimates of these legal fees.

Administration Fees Billed One Time

04480        Escrow Agent, One Time                                   $1,000

             Annual administration fee for performance of the routine duties of the escrow agent associated with the management of the account. Administration fees are payable in advance.

Incidental Expenses

SUCE0000     Charge for miscellaneous expenses such as; fax,          3.0%
             messenger service, overnight mail, telephone, stationery and postage. This charge is a percent of total Administration Fees, charged in advance.

Transaction Fees

10880        Disbursements/Draws                                      $20.00

             Charge per item disbursed. Includes the wire or check fee.

10100        Trades                                                   $100.00

             Charge per trade to buy or sell investments, excluding automated sweep transactions.*

             *Automatic sweeping of cash into money market funds is not considered a "trade" for the purposes of this fee. However, applicable fees are disclosed in the "Automatic Money Market Investments" authorization letter or the fund prospectus provided

10101        Receipts                                                 $20.00

             Charge per receipt of funds via wire or check.


Direct Out of Pocket Expenses

             Reimbursement of expenses associated with the            At Cost
             performance of our duties, including but not limited to publications, legal counsel after the initial close, travel expenses and filing fees.

Extraordinary Services

             Extraordinary services are duties or
             responsibilities of an unusual nature, including termination, but not provided for in the governing documents or otherwise set forth in this schedule. A reasonable charge will be assessed based on the nature of the service and the responsibility involved. At our option, these charges will be billed at a flat fee or at our hourly rate then in effect.

     Account approval is subject to review and qualification. Fees are subject to change at our discretion and upon written notice. Fees paid in advance will not be prorated. The fees set forth above and any subsequent modifications thereof are part of your agreement. Finalization of the transaction constitutes agreement to the above fee schedule, including agreement to any subsequent changes upon proper written notice. In the event your transaction is not finalized, any related out-of-pocket expenses will be billed to you directly. Absent your written instructions to sweep or otherwise invest, all sums in your account will remain uninvested and no accrued interest or other compensation will be credited to the account. Payment of fees constitutes acceptance of the terms and conditions set forth.

"IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT"

     To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account.

     For a non-individual person such as a business entity, a charity, a Trust or other legal entity we will ask for documentation to verify its formation and existence as a legal entity. We may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation."


Dated: October 27, 2004